UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2016

Commission File Number: 000-54516

Emera Incorporated

(Exact name of registrant as specified in its charter)

5151 Terminal Road

Halifax NS B3J 1A1

Canada

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

On June 16, 2016, Emera US Finance LP (the “Issuer”), a wholly owned subsidiary of Emera Incorporated (the “Company”), issued US$3.25 billion aggregate principal amount senior unsecured notes, consisting of US$500,000,000 2.150% Senior Notes due 2019, US$750,000,000 2.700% Senior Notes due 2021, US$750,000,000 3.550% Senior Notes due 2026 and US$1,250,000,000 4.750% Senior Notes due 2046 (together, the “U.S. Notes”) in a transaction exempt from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”). The Company plans to file a Registration Statement on Form F-10 and Form S-4 relating to an offer to exchange the U.S. Notes for US$3.25 billion aggregate principal amount of new senior unsecured notes, consisting of US$500,000,000 2.150% Senior Notes due 2019, US$750,000,000 2.700% Senior Notes due 2021, US$750,000,000 3.550% Senior Notes due 2026 and US$1,250,000,000 4.750% Senior Notes due 2046 (together, the “Exchange Notes”) that will be registered under the Securities Act (the “Exchange Registration Statement”).

In connection with the Exchange Registration Statement, the Company is filing this Current Report on Form 6-K for the purpose of including certain condensed consolidating financial information regarding the Issuer, the guarantors and the non-guarantors of the U.S. Notes and the Exchange Notes required by Rule 3-10(d) of Regulation S-X (the “Supplemental Financial Information”).

Exhibit 99.1 to this report includes the Supplemental Financial Information of Emera as at and for the years ended December 31, 2015 and December 31, 2014.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EMERA INCORPORATED

Date: December 1, 2016	By:	/s/ Stephen D. Aftanas
	Name:	Stephen D. Aftanas
	Title:	Corporate Secretary

EXHIBIT INDEX

Exhibit No.	Description

99.1	Supplemental Financial Information of Emera as at and for the years ended December 31, 2015 and December 31, 2014 and auditors’ report thereon dated December 1, 2016.

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